1434 Santa Anita Ave., P.O. Box 3836, South El Monte, CA 91733, U.S.A.

Tel.: (626) 442-3141 • TOLL FREE: (800) 950-5337 • FAX: (626) 443-8745

April 21, 2005

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549-0510

RE:     Form 10-KSB for the fiscal year ended September 30, 2004

Form 10-QSB for the quarter ended December 31, 2004

File No. 1-7335

Dear Mr. Decker:

We have received the letter dated April 4, 2005 containing the comments of the Staff of the Securities and Exchange Commission (“the Commission.”)  Here are the responses of Lee Pharmaceuticals (the “Company”) to the Staff’s comments.  The number of the response corresponds to the number of the Staff’s comment.

1.                           The Staff’s comment is noted.  As appropriate, in response to the Staff’s comments below, the Company has described the proposed changes contemplated in future filings.  In many cases, the specific language will depend on the circumstances at the time of filing.

2.                           As part of a settlement with the Commission, it was agreed that Mr. Agresti would not be the Chief Financial Officer of the Company.

3.                           In future filings, the Company will delete the reference to “goodwill.”  During the acquisition of the various product lines, it was difficult to determine a definite life.  We did not know how long the product would be part of our product core of products.  However, considering competition, new research and development in the marketplace, etc., we will review the applicable products and assign a definite life to each one.  The amortization period would range between ten and fifteen years.

In addition, we will continue to analyze, at least annually, each applicable product for possible impairment loss.  The amount of product lines is classified as intangible assets.  Please refer to our attached Exhibit 1, Calculation of Impairment of Intangible Assets.

4.                           In future filings, we will reclassify the service fee income generated under the MDC service agreement as other revenues after the gross revenues line on the statements of operations.

5.                           The Company filed a Form 8-K regarding the sale of the Nose Better® product line on April 20, 2005.

6.                           The Company will include similar disclosures in its future interim filings, as appropriate.

If you have any questions regarding this matter, please contact Ronald G. Lee or the undersigned directly.

Sincerely yours,

MICHAEL L. AGRESTI

Michael L. Agresti
Vice President - Finance

MLA/hb

Attach.

cc:                                 Mr. Gus Rodriguez, Staff Accountant

United States Securities and Exchange Commission

Washington, DC 20549-0510

Mr. Ronald G. Lee, President and Chief Financial Officer

Mr. George Brenner, CPA

Mr. Richard Boehmer, O’Melveny & Myers LLP

Exhibit 1

LEE PHARMACEUTICALS

CALCULATION OF IMPAIRMENT OF INTANGIBLE ASSETS

FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2004

PLUS GROSS SALES FOR FISCAL YEAR ENDED SEPTEMBER 30, 2003

AND GROSS SALES YEAR TO DATE AS OF MARCH 31, 2005

Asset	Gross Sales FY ‘03	Gross Sales FY ‘04	Returns FY ‘04	Net Sales FY ‘04	Probated Cost FY ‘04	Gross Profit FY ‘04	Freight 4% FY ‘04	Brokerage 1% FY ‘04	Cash Discount 1% FY ‘04	Coop Adv. 3% FY ‘04	Net Brand Contrib. FY ‘04	Brand Value (x3) * FY ‘04	Unamortized Balance at 9-30-04	Gross Sales YTD A/O 3-31-05

Bikini Bare (1)	$151,554	$152,860	$(5,646)	$147,214	$103,359	$43,855	$6,114	$1,529	$1,529	$4,586	$30,097	$90,291	$90,000	$36,932

Take-Off	$131,450	$117,286	$(6,489)	$110,797	$51,599	$59,198	$4,691	$1,173	$1,173	$3,519	$48,642	$145,926	$148,692	$32,805

Merz	$498,421	$410,506	$(76,688)	$333,817	$152,199	$181,618	$16,420	$4,105	$4,105	$12,315	$144,673	$434,020	$200,000	$194,312

One Step at a Time	$398,048	$284,079	$(18,482)	$265,597	$109,448	$156,149	$11,363	$2,841	$2,841	$8,522	$130,582	$391,747	$336,499	$115,261

EVAC-U-GEN	$208,273	$210,290	$(36,546)	$173,744	$103,886	$69,858	$8,412	$2,103	$2,103	$6,309	$50,931	$152,792	$120,000	$63,396

Unguentine	$180,628	$124,568	$(33,785)	$90,782	$40,848	$49,934	$4,983	$1,246	$1,246	$3,737	$38,722	$116,167	$68,000	$48,761

Notation:

The Company recorded a charge to impairment expense as of December 31, 2004 (per Form 10-QSB) in the amount of $100,000 (Bikini Bare $20,000 and Take-Off $80,000).

(1)           Although this product is sold year round, the majority of the sales are during the summer months.

*              A discount rate of 33.3%, which represents an estimated risk-adjusted cost of capital, was used in the calculation.